[Sullivan & Cromwell LLP Letterhead]

July 24, 2015

Via E-mail and EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention:	Era Anagnosti, Legal Branch Chief

Re:	Acceleration Request for Great Western Bancorp, Inc.
Registration Statement on Form S-1 (File No. 333-205702)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Great Western Bancorp, Inc., and of the underwriters that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on July 27, 2015, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please direct any questions to me by phone ((212) 558-4175) or by email (clarkinc@sullcrom.com) or to Katherine A. McGavin by phone ((212) 558-4956) or by email (mcgavink@sullcrom.com).

Very truly yours,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

(Attachments)

cc	Joshua Samples

[Great Western Bancorp, Inc. Letterhead]

July 24, 2015

Via E-mail and EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention:	Era Anagnosti, Legal Branch Chief

Re:	Acceleration Request for Great Western Bancorp, Inc.
Registration Statement on Form S-1 (File No. 333-205702)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Great Western Bancorp, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-205702 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 p.m., Washington, D.C. time, on July 27, 2015, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges:

•	should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                         *                        *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Catherine M. Clarkin at Sullivan & Cromwell LLP at (212) 558-4175.

Very truly yours,

Great Western Bancorp, Inc.

By:	/s/ Donald J. Straka
Name:	Donald J. Straka
Title:	General Counsel and Secretary

July 24, 2015

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attn: Mr. Joshua Samples

Re:	Great Western Bancorp, Inc.

Registration Statement on Form S-1 (SEC File No. 333-205702)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Great Western Bancorp, Inc. that the effective date of the Registration Statement be accelerated to be declared effective at 4:00 p.m., Eastern Time, on July 27, 2015 or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that, as representatives of the underwriters, we have distributed the following approximate number of copies of the preliminary prospectus dated July 24, 2015 through the date hereof:

No. of Copies
Institutions	1,250
Prospective Underwriters, Dealers and Others	165

Total	1,415

The undersigned, as representatives of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	Authorized Signatory

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
Name:	Francis Windels
Title:	Managing Director

By:	/s/ John Reed
Name:	John Reed
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Drummond Rice
Name:	Drummond Rice
Title:	Vice President

For themselves and as Representatives of the other Underwriters named in Schedule A to the Underwriting Agreement between Great Western Bancorp, Inc. and the Underwriters named therein